Exhibit 99.18

CONSENT OF EXPERT

United States Securities and Exchange Commission
Washington, D.C.  20549

Ladies and Gentlemen:

Re:           SilverCrest Mines Inc. – Form 40-F

I, John Fox, do hereby consent to: (i) the filing of the written disclosure regarding the technical report entitled the “Santa Elena Expansion Pre-Feasibility Study and Open Pit Reserve Update” effective April 30, 2013, and amended on March 4, 2014 (the “Technical Report”), in the Annual Information Form (the “AIF”) of the Company for the year ended December 31, 2013; (ii) the incorporation by reference of the AIF and the Technical Report into the Form 40-F Annual Report of the Company for the year ended December 31, 2013, being filed with the United States Securities and Exchange Commission, and any amendments thereto (the “Form 40-F”); and (iii) the use of my name in the AIF, and the Form 40-F.

DATED the 31st day of March, 2014

By:	“John Fox, P. Eng.”
Name: John Fox, P. Eng.
Company: Laurion Consulting Inc.